Mail Stop 3030

December 8, 2008

Corporation Service Company
1090 Vermont Avenue NW
Washington, D.C. 20005

> **Re:** **Avago Technologies Limited**
> **Registration Statement on Form S-1**
> **Amended October 1, 2008**
> **File No. 333-153127**

Ladies and Gentlemen:

We have reviewed your letter of November 10, 2008 relating to this filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Comments 2, 5, 6 and 11-13

1. We may have further comment after you amend your registration statement as you mention in your responses to prior comments 2, 5, 6, 12 and13.

Industry Overview, page 76

2. We note your response to prior comment 7. If your disclosure is not intended to represent the market size for your products, please remove any implication to the contrary and clarify the purpose of your disclosure.

Business, page 80

3.   Your response to prior comment 8 regarding the materiality of the agreements appears to be inconsistent with your related risk factor on page 16. Also, it is unclear why your materiality analysis focuses on the portion of your revenue affected by the agreements, rather than the portion of your income. Therefore, we reissue the comment.

Research and Development, page 85

4.   We note your response to prior comment 9 that you undertake to file the agreement with your next amendment to the registration statement. Please note that we may have additional comments after we have had the opportunity to review the agreement.

Legal Proceedings, page 90

5.   Please expand your response to prior comment 10 to tell us the portion of your business that would be affected if the third-party were to prevail in its demand that you "cease the manufacture, use or sale of the allegedly infringing products, processes or technologies."

Base Salary, page 100

6.   We note that the disclosure proposed in your response to prior comment 11 includes only general descriptions of the objectives, rather than specific disclosure that investors can use to evaluate your compensation program. Therefore, we reissue the comment.

Note 16. Sale of Camera Module Business, page F-51

7.   We note your response to prior comment 15. Please tell us the reason that you have included the gain on sale of the Camera Module business in other income, net rather than income (loss) from operations.

Exhibits

8.   Please file complete exhibits. See comment 84 of our letter dated September 17, 2008. We note, for example, that exhibit 10.45 does not include the referenced schedules.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Corporation Service Company
As agent for Avago Technologies Limited
December 8, 2008
Page 4

      You may contact Jong Hwang at (202) 551-3327 or Brian Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3617 with any other questions.

                Sincerely,

                Russell Mancuso
                Branch Chief

cc: Christopher L. Kaufman (by facsimile)